Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Eric S. Purple
epurple@stradley.com
202.507.5154

 January 5, 2018

VIA EDGAR

Christina DiAngelo Fettig and Marianne Dobelbower
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	PowerShares Actively Managed Exchange-Traded Fund Trust (File No.: 333-221699)
PowerShares Exchange-Traded Fund Trust (File No.: 333-221696)
PowerShares Exchange-Traded Fund Trust II (File No.: 333-221698)
PowerShares Exchange-Traded Self-Indexed Fund Trust (File No.: 333-221702)

Dear Ms. DiAngelo Fettig and Ms. Dobelbower:

          On behalf of the above named registrants (the "Registrants"), below you will find the Registrants' responses to the comments conveyed via telephone by Ms. DiAngelo Fettig on December 4, 2017, and by Ms. Dobelbower on December 15, 2017, with regard to the Registrants' Registration Statements on Form N-14 (the "N-14s") filed on November 21, 2017 relating to the reorganization (the "Reorganization") of certain series of Claymore Exchange-Traded Fund Trust and Claymore Exchange-Traded Fund Trust 2 (the "Claymore Funds"), and certain series of the Rydex ETF Trust (the "Rydex Funds," and, together with the Claymore Funds, the "Acquired Funds"), into newly created funds within the PowerShares by Invesco family of funds (the "PowerShares Funds" or the "Acquiring Funds").

          For your convenience, we have summarized each of your comments in bold and have set forth the Registrants' response immediately below each comment. Any disclosure changes required by these responses will be incorporated into a definitive filing to be made pursuant to Rule 497(b) under the Securities Act of 1933, as amended. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the N-14s.

Accounting Staff Comments to the N-14s

1.	Comment: Please confirm in correspondence that disclosure regarding the change in accountants (from Ernst & Young LLP for the Acquired Funds to PricewaterhouseCoopers LLP

Christina DiAngelo Fettig and Marianne Dobelbower
January 5, 2018

for the Acquiring Funds) will be included in the first annual or semi-annual shareholder report and Form N-SAR filings for the Registrants filed after the closing of the Reorganization.

Response:   The Registrants confirm that disclosure regarding the change in accountants (from Ernst & Young LLP for the Acquired Funds to PricewaterhouseCoopers LLP for the Acquiring Funds) will be included in the first annual or semi-annual shareholder report, as the case may be, and Form N-SAR filings for the Registrants filed after the closing of the Reorganization.

2.
Comment:  Please confirm in correspondence that the fees presented in the table under the heading "Comparison of Shareholder Fees and Annual Fund Operating Expenses" represent current fees in accordance with Item 3(a) of Form N-14.

Response:  The Registrants confirm that the fees presented in the table under the heading "Comparison of Shareholder Fees and Annual Fund Operating Expenses" represent current fees in accordance with Item 3(a) of Form N-14.

3.
Comment:  Please confirm in correspondence that the pro forma fee and expense information for the Acquiring Funds presented in the table under the heading "Comparison of Shareholder Fees and Annual Fund Operating Expenses" will be the fee and expense information that ultimately is presented in the effective prospectuses for the Acquiring Funds.

Response:  The Registrants confirm that the pro forma fee and expense information for the Acquiring Funds presented in the table under the heading "Comparison of Shareholder Fees and Annual Fund Operating Expenses" will be the fee and expense information that ultimately will be presented in the effective prospectuses for the Acquiring Funds.

4.
Comment:  In the table under the heading "Comparison of Shareholder Fees and Annual Fund Operating Expenses" and the expense Examples, please remove the references to "as of" dates from the rows presenting pro forma information for the Acquiring Funds.

Response:  The Registrants have removed the references to "as of" dates from the rows presenting pro forma information for the Acquiring Funds in the table under the heading "Comparison of Shareholder Fees and Annual Fund Operating Expenses" and the expense Examples.

5.
Comment:  Please confirm in correspondence that the descriptions of the fee waiver and/or expense limitation arrangements for the Acquiring Funds in the footnotes to the fee and expense information presented in the table under the heading "Comparison of Shareholder Fees and Annual Fund Operating Expenses" will be consistent with the descriptions of the fee waiver and/or expense limitation arrangements that ultimately are presented in the effective prospectuses for the Acquiring Funds.

Response:  The Registrants confirm that the descriptions of the fee waiver and/or expense limitation arrangements for the Acquiring Funds in the footnotes to the fee and expense information presented in the table under the heading "Comparison of Shareholder Fees and Annual Fund Operating Expenses" will be consistent with the descriptions of the fee waiver and/or expense limitation arrangements that ultimately will be presented in the effective prospectuses for the Acquiring Funds.

Christina DiAngelo Fettig and Marianne Dobelbower
January 5, 2018

6.
Comment:  With respect to footnote 16 to the fee and expense information presented in the table under the heading "Comparison of Shareholder Fees and Annual Fund Operating Expenses," please confirm that the expiration date of the contractual fee waiver and/or expense limitation arrangement for the Guggenheim Solar ETF is accurate.

Response: The Registrants have updated and confirmed the expiration date of the contractual fee waiver and/or expense limitation arrangement for the Guggenheim Solar ETF.

7.
Comment:  In the expense Examples, the hypothetical expense information for the Acquired Funds reflects fee waiver and/or expense limitation arrangements for three years, whereas the pro forma hypothetical expense information for the Acquiring Funds reflects fee waiver and/or expense limitation arrangements for two years.  Please verify that the pro forma hypothetical expense information for the Acquiring Funds is accurate.

Response:  Because the expiration date of the fee waiver and/or expense limitation arrangements is the later of: (i) two years from the Closing Date; or (ii) the expiration date of the corresponding Acquired Fund's expense cap as listed in its then current registration statement on September 28, 2017, the Registrants have assumed the earlier expiration date of two years from the Closing Date for purposes of calculating the pro forma hypothetical expense information for the Acquiring Funds.

8.
Comment:  In the expense Examples under the heading "Comparison of Shareholder Fees and Annual Fund Operating Expenses," please confirm the hypothetical expense information for the Guggenheim Total Return Bond ETF.

Response: The Registrants have updated and confirmed the hypothetical expense information for the Guggenheim Total Return Bond ETF.

9.
Comment:  Please confirm in correspondence whether any fees previously waived or expenses previously limited for an Acquired Fund are subject to recapture by the Acquired Fund's investment adviser, and, if so, confirm that such fees previously waived or expenses previously limited by the Acquired Fund's investment adviser will not be subject to recapture by IPCM following the closing of the Reorganization.

Response:  The Registrants confirm that any fees previously waived or expenses previously limited for an Acquired Fund currently are not subject to recapture by the Acquired Fund's investment adviser, and that fees previously waived or expenses previously limited by the Acquired Fund's investment adviser will not be subject to recapture by IPCM following the closing of the Reorganization.

10.
Comment:  To the extent there are differences in the valuation policies of the Acquired Funds and those of the Acquiring Funds that would cause a change in the value of the Funds' net assets upon the closing of the Reorganization, please include narrative disclosure that such differences exist.  If any such differences are material, please reflect such differences as an adjustment to the capitalization table.

Response:  At the closing of the Reorganization, the net asset value of the Acquired Funds and their corresponding Acquiring Funds will be the same, as the valuation policies of the Acquired Funds will be used for purposes of effecting the Reorganization. Accordingly, no adjustment has been made to

Christina DiAngelo Fettig and Marianne Dobelbower
January 5, 2018

the capitalization table.  Following the closing of the Reorganization, the valuation policies of the Acquiring Funds will be used, which, along with market movements, asset level variations, and other factors (including those discussed in response to Comment #35 below), may cause a change in the valuations of the Acquiring Funds' assets relative to the valuations for the closing of the Reorganization.  Notwithstanding the foregoing, the use of the Acquiring Funds' valuation policies following the closing of the Reorganization is not expected to result in a material reduction in the net asset value of the Acquiring Funds.  The Registrants refer to the following disclosure currently included in the N-14s under the heading "Comparison of Other Shareholder Information — Pricing of Fund Shares:"

In calculating NAV, the Trusts have substantially similar valuation procedures; however, there are slight variations among those policies that may lead to differences in the NAV calculated for the closing of the Reorganization as compared to subsequent calculations of NAV.

Accounting Staff Comments to the N-14 for the Rydex Funds

11.
Comment:  In the Annual Fund Operating Expenses table under the heading "Comparison of Shareholder Fees and Annual Fund Operating Expenses," please confirm whether footnote 5 should be placed next to "Other Expenses," rather than next to "Interest Expense."

Response: The Registrants have moved the placement of footnote 5 next to "Other Expenses."

12.
Comment:  In footnote 3 to the Annual Fund Operating Expenses table under the heading "Comparison of Shareholder Fees and Annual Fund Operating Expenses," please disclose the expiration date of the contractual fee waiver and/or expense limitation arrangement for the Guggenheim MSCI Emerging Markets Equal Country Weight ETF and confirm that the hypothetical expense information for the Guggenheim MSCI Emerging Markets Equal Country Weight ETF in the expense Examples reflects the expiration of the contractual fee waiver and/or expense limitation arrangement.

Response:  Disclosure has been added to reflect that the current contractual fee waiver and/or expense limitation arrangement for the Guggenheim MSCI Emerging Markets Equal Country Weight ETF is a contractual arrangement that may be terminated only with the approval of the Fund's Board of Trustees and, in any event, this undertaking will continue for at least twelve months from the date of the Proxy Statement/Prospectus. The Registrants confirm that the hypothetical expense information for the Guggenheim MSCI Emerging Markets Equal Country Weight ETF in the expense Examples reflects the expiration of the contractual fee waiver and/or expense limitation arrangement.

Disclosure Staff Comments to the N-14 for the Claymore Funds – Part A

13.	Comment: Comments made to the N-14 for the Claymore Funds should be reflected in the N-14 for the Rydex Funds, and vice versa, as applicable.

Response: The Registrants acknowledge the comment.

14.
Comment:  The Notice of Special Joint Meeting of Shareholders refers to the satisfaction or waiver of "certain other closing conditions."  Please confirm supplementally that the referenced closing conditions are described in the N-14.

Christina DiAngelo Fettig and Marianne Dobelbower
January 5, 2018

Response: The Registrants confirm that the closing conditions are described in the N-14 under the heading "INFORMATION ABOUT THE REORGANIZATION—Terms of the Plan of Reorganization."

15.
Comment:  On page 6, the second paragraph under the heading "WHAT HAPPENS IF THE REORGANIZATION IS NOT APPROVED?" states that "[a]fter the 150 day period has expired, if shareholders of a Claymore Fund have still not approved the Reorganization, the Claymore Board will consider what additional action to take."  Please briefly state what actions the Claymore Board may take.

Response: The referenced sentence has been revised as follows, with the new text underlined:

After the 150 day period has expired, if shareholders of a Claymore Fund have still not approved the Reorganization, the Claymore Board will consider what additional action to take in the best interests of that Claymore Fund, including possibly liquidating the Claymore Fund.

16.
Comment:  With respect to footnote 1 to the fee and expense information presented in the table under the heading "Comparison of Shareholder Fees and Annual Fund Operating Expenses," please confirm supplementally that fees waived or expenses reimbursed by GFIA will not be subject to recapture by IPCM.

Response: Please see the response to Comment 9.

17.
Comment:  In footnotes 2, 8, 10, 11, 13 and 15 to the fee and expense information presented in the table under the heading "Comparison of Shareholder Fees and Annual Fund Operating Expenses," please reflect that no recapture payment will be made by the Fund if it would result in the Fund exceeding the lesser of the expense cap at the time of waiver or the expense cap at the time of recapture.

Response: The language has been revised as follows:

The fees waived and/or expenses borne by IPCM are subject to recapture by IPCM up to three years from the date the fees were waived or the expenses were incurred, but no recapture payment will be made by the PowerShares Fund if it would result in the PowerShares Fund exceeding (i) the Expense Cap or (ii) the expense cap in effect at the time the fees and/or expenses subject to recapture were waived and/or borne by IPCM.

18.
Comment:  Under the heading "Comparison of Principal Investment Strategies," for each instance in which information regarding an underlying index is provided as of a certain date, consider whether more recent information can be provided.

Response: More recent information regarding the underlying indexes has been reflected in the current N-14s.

19.
Comment:  In the second paragraph under the heading "Comparison of Principal Investment Risks," consider adding introductory language to the effect that a Fund's risk profile cannot be gauged by reference to the table alone.

Christina DiAngelo Fettig and Marianne Dobelbower
January 5, 2018

Response: The suggested language has been added.

20.
Comment:  Please revise the section titled "Comparison of Principal Investment Risks" to add the risk disclosure identified in Staff comments to the PowerShares Funds' registration statements on Form N-1A (i.e., authorized participant concentration risk and settlement risk).

Response: Disclosure regarding authorized participant concentration risk and settlement risk has been added as requested.

21.
Comment:  On page 90, under the heading "Purchase and Redemption of Shares," with respect to Funds that may be issued or redeemed in cash, please either (i) add disclosure stating that these transactions may increase costs to the Funds, or (ii) confirm supplementally whether there are transaction fees that serve to offset these costs, such that purchases and redemptions in cash do not increase the costs to shareholders.

Response:  The Registrants confirm that, for purchases and redemptions in cash, variable fees and cash-in-lieu fees will be negotiated between the Adviser and the Authorized Participant and are charged to defray the transaction cost to a Fund of buying or selling deposit securities, to cover spreads and slippage costs and to protect existing shareholders.

22.
Comment:  On page 92, with respect to Non-Fundamental Investment Restriction (4), please explain supplementally how a Fund would invest in other investment companies without complying with Sections 12(d)(1)(F) and (G).

Response:  A Fund that does not rely on Sections 12(d)(1)(F) and (G) to invest in other investment companies would comply with the limits of Section 12(d)(1)(A) or the conditions outlined in the exemptive relief that such Fund has obtained when investing in other investment companies.

23.
Comment:  Under the heading "INFORMATION ABOUT THE REORGANIZATION—Terms of the Plan of Reorganization," please explain what would happen to a Claymore Fund and its shareholders if the Reorganization is not approved or closing conditions are not met or waived.

Response:  If shareholders do not approve the Reorganization or closing conditions are not met or waived, the Claymore Board will consider what other actions to take with respect to a Claymore Fund in the best interest of the Fund, which may include liquidating the Claymore Fund.

24.
Comment:  Under the heading "INFORMATION ABOUT THE REORGANIZATION—Terms of the Plan of Reorganization," the third paragraph provides that "[t]he Plan of Reorganization may be terminated and the Reorganization abandoned at any time prior to the Closing Date, as set forth in the Plan of Reorganization, by the Claymore Board or the PowerShares Board, if either determines that the proceeding with the Reorganization is not in the best interests of the shareholders of the Claymore Fund or PowerShares Fund, respectively."  Please confirm supplementally whether, in a circumstance where the Reorganization was terminated or abandoned, shareholders would bear the expenses incurred in connection with the Reorganization.

Christina DiAngelo Fettig and Marianne Dobelbower
January 5, 2018

Response:  The Registrants confirm that the costs of the Reorganization will not be borne by the Registrants or the Claymore or Rydex Funds or their shareholders, including in a situation where the Reorganization is terminated or abandoned.

25.
Comment:  In the section titled "INFORMATION ABOUT THE REORGANIZATION-—Factors Considered by the Claymore Board in Approving the Plan of Reorganization," please indicate whether any factors weighing against the merger were considered by the Claymore Board.

Response:  The Registrants confirm that the principal factors considered by the Claymore Board and the Rydex Board weighing against the merger are included in the section of the applicable N-14 titled "INFORMATION ABOUT THE REORGANIZATION -- Factors Considered by the Claymore [and Rydex] Board in Approving the Plan of Reorganization," which has been revised to include additional disclosure regarding such factors.

26.
Comment:  In Appendix C, the description of "Active Management Risk" states that "[a]ctive trading may also result in adverse tax consequences."  Please explain how active trading results in adverse tax consequences."

Response: Active trading may result in adverse tax consequences to the extent that turnover leads to an increase in realized capital gains.

27.	Comment: With respect to Appendix C, please confirm whether replication or sampling risk is addressed, or include a description of such risk, as appropriate.

Response: The Registrants confirm that the description of "Tracking Error Risk" includes the following in the Claymore N-14:

In addition, the Fund's use of a representative sampling approach may cause the Fund's returns to not be as well correlated with the return of the Index as would be the case if the Fund purchased all of the securities in the Index in the proportions represented in the Index.

The above language will be added to "Correlation and Tracking Error Risk" in the Rydex N-14.

28.
Comment:  In Appendix C, the description of "Real Estate Securities Risk" states that "[t]he real estate industry is particularly sensitive to economic downturns."  If true, please add that the real estate industry is particularly sensitive to changes in interest rates.

Response: The description of "Real Estate Securities Risk" has been revised to reflect that the real estate industry is sensitive to changes in interest rates.

Disclosure Staff Comments to the N-14 for the Claymore Funds – Part B

29.
Comment:  On page 50, under the description of "Variable or Floating Rate Instruments" with respect to the PowerShares Total Return Bond Portfolio, to the extent that such instruments include bank loans, please add disclosure regarding settlement and liquidity risk, or confirm supplementally if these risks are not applicable as a result of settlement agreements or otherwise.

Christina DiAngelo Fettig and Marianne Dobelbower
January 5, 2018

Response:  The Registrants note that the Proxy Statement/Prospectus includes a description of "Investments in Loans Risk" for Guggenheim Total Return Bond ETF and PowerShares Total Return Bond Portfolio, which refers to settlement and liquidity risk. Therefore, the Registrants do not believe that repeating such disclosure is necessary in the SAI, which supplements the Proxy Statement/Prospectus.

Disclosure Staff Comments to the N-14 for the Rydex Funds – Part A

30.
Comment:  The disclosure under the heading "WHAT IS THE RECOMMENDATION OF THE RYDEX BOARD?" beginning on page 7 provides that the PowerShares Funds have substantially similar principal investment strategies and risks as the corresponding Rydex Funds, whereas the N-14 elsewhere states that the risks will be the same.  Please confirm supplementally that the principal risks of each PowerShares Fund and its corresponding Claymore Fund will be the same.

Response:  The Registrant will revise the language on page 7 to indicate that the Rydex Board considered that the PowerShares Funds and their corresponding Rydex Funds have "substantially similar principal investment strategies and the same principal risks."

31.
Comment:  In the section titled "Comparison of Principal Investment Strategies" beginning on page 20, for each Fund that follows an Underlying Index, please confirm supplementally whether the references to "net assets plus borrowings" with respect to the Rydex Funds, and "total assets" with respect to the PowerShares Funds, are accurate.

Response:  The Registrants confirm that the descriptions of "net assets plus borrowings" with respect to the Rydex Funds, and "total assets" with respect to the PowerShares Funds, are consistent with the descriptions in each Fund's respective prospectus.

32.
Comment:  In the table comparing the principal investment risks of the Guggenheim S&P 500® Equal Weight Consumer Staples ETF and PowerShares S&P 500® Equal Weight Consumer Staples Portfolio on page 37, please confirm whether "Consumer Staples Risk" is a stand-alone risk or part of "Sector Risk," and revise the table as applicable.

Response: The table has been revised to refer to "Consumer Staples Sector Risk" and to show that such risk is part of "Sector Risk."

33.
Comment:  With respect to the descriptions of the expense caps for the Guggenheim MSCI Emerging Markets Equal Country Weight ETF and the PowerShares MSCI Emerging Markets Equal Country Weight Portfolio on page 45, please more clearly recognize the differences between the two expense caps, such as expenses that are included and excluded, and how such differences will affect shareholders in the future.

Response:  The description of the expense cap for the PowerShares MSCI Emerging Markets Equal Country Weight Portfolio has been revised to mirror the expense cap inclusions and exclusions of the expense cap for the Guggenheim MSCI Emerging Markets Equal Country Weight ETF.

34.	Comment: On page 45, the description of the expense cap for the Guggenheim MSCI Emerging Markets Equal Country Weight ETF and the PowerShares MSCI Emerging Markets

Christina DiAngelo Fettig and Marianne Dobelbower
January 5, 2018

Equal Country Weight Portfolio includes a reference to "the net annual operating expenses in the table above." Please more clearly identify the referenced table.

Response:  The sentence describing an expense cap to cover the licensing fees, which includes the reference to the "table above," has been removed because licensing fees are paid by IPCM as part of its unitary fee from the PowerShares Fund.

35.
Comment:  On page 49, the third paragraph under the heading "Comparison of Other Shareholder Information—Pricing of Fund Shares" states that "there are slight differences in the Rydex Funds' and their corresponding PowerShares Funds' respective valuation procedures that may lead to differences in price between the Closing Date and subsequent calculations of NAV." Please describe supplementally the differences in valuation procedures that may lead to differences in price between the Closing Date and subsequent calculations of NAV.

Response:  At the closing of the Reorganization, the net asset value of the Acquired Claymore and Rydex Funds and their corresponding Acquiring Funds will be the same, as the valuation policies of the Acquired Claymore and Rydex Funds will be used for purposes of effecting the Reorganization. Following the closing of the Reorganization, the valuation policies of the Acquiring Funds will be used to the calculate the Acquiring Funds' NAVs.  Because the Acquired Claymore and Rydex Funds value fixed income investments at the bid price, and the Acquiring Funds value fixed income investments at the mean between the bid and the ask prices, the use of the Acquiring Funds' valuation procedures in calculating an Acquiring Fund's NAV after the closing of the Reorganization may have an accretive effect on the NAV.  In addition, the Acquired Claymore and Rydex Funds and the Acquiring Funds have different market moving thresholds that trigger the automatic fair valuation of foreign equity securities, which could cause differences in the NAV at the closing of the Reorganization, calculated using the Acquired Claymore and Rydex Fund's valuation procedures, and subsequent calculations of NAV, using the Acquiring Fund's valuation procedures.

36.
Comment:  Under the heading "INFORMATION ABOUT THE REORGANIZATION—Terms of the Plan of Reorganization" on page 58, the first bullet point refers to the PowerShares Fund's assumption of substantially all of the Rydex Fund's liabilities.  Please explain what liabilities will not be assumed as part of the Reorganization and, to the extent it will impact shareholders, please disclose such liabilities in the N-14.

Response:  The Registrants confirm that the liabilities that will not be assumed as part of the Reorganization are liabilities that are not included as stated liabilities in the Rydex Funds' financial statements, and there is no known impact to shareholders by not assuming such liabilities. The Registrants have added disclosure to the N-14 that indicates that the "PowerShares Funds will assume all of the stated liabilities included in the Rydex Funds' financial statements."

37.
Comment:  Under the heading "INFORMATION ABOUT THE REORGANIZATION—Factors Considered by the Rydex Board in Approving the Plan of Reorganization," the second paragraph on page 60 provides that the Rydex Board, including all of the Independent Trustees, discussed the proposed reorganization at the November 16, 2017 meeting, and that "[t]he Trustees then present at the Meeting considered and unanimously approved the Plan of Reorganization."  Please confirm whether the reference to the "the Trustees then present" means that not all of the

Christina DiAngelo Fettig and Marianne Dobelbower
January 5, 2018

Trustees approved the Plan of Reorganization, and if so, confirm whether the references to the unanimous approval in the N-14 are accurate.

Response:  The reference to "the Trustees then present" reflects that Don Cacciapaglia, the interested trustee on the Rydex Board, was not present at the meeting where the vote was taken on the Plan of Reorganization due to a prolonged illness. (He has since passed away.) All independent trustees were present and those trustees voted unanimously to approve the  Plan of Reorganization.

38.
Comment:  Please confirm whether any significant tax impact is expected in connection with any repositioning of the portfolios of the PowerShares Funds in order to comply with their 90% investment policies, relative to the Claymore Funds' 80% investment policies.  If any significant tax impact is expected, please add a description of the impact under the heading "INFORMATION ABOUT THE REORGANIZATION—U.S. Federal Income Tax Consequences."

Response: The Registrants do not expect a significant tax impact from any repositioning of the PowerShares Funds' portfolios in order to comply with their 90% investment policies.

39.
Comment:  With respect to the section titled "INFORMATION ABOUT THE MEETING—Cost of the Meeting," please confirm whether the Funds will bear any cost of the Reorganization or repositioning of the Funds' portfolios.

Response:  The Registrants do not expect that a significant repositioning resulting in material costs to shareholders of any of the PowerShares Funds' portfolios will be necessary as part of the Reorganization.

40.
Comment:  The section titled "INFORMATION ABOUT THE MEETING—Information about Proxies and the Conduct of the Meeting—Quorum" on page 70 refers to broker non-votes.  Please explain how broker non-votes would be applicable with respect to the Reorganization.

Response:  The references to broker non-votes were included in response to item 7(c)(2) of Form N-14.  The Registrants do not expect any broker non-votes in connection with the vote on the Reorganization.

41.	Comment: In Exhibit A of Appendix A, it is not clear what footnote 1 refers to.

Response: Footnote 1 has been removed.

Disclosure Staff Comments to the N-14 for the Rydex Funds – Part B

42.
Comment:  Under the heading "INFORMATION INCORPORATED BY REFERENCE," please confirm whether the last bullet point, which refers to the SAI relating to the Reorganization, accompanying this Proxy Statement/Prospectus, should be included.

Response: The reference to the SAI relating to the Reorganization being incorporated by reference has been removed.

43.	Comment: Under the heading "GENERAL INFORMATION," the first paragraph on page 6 excludes the PowerShares Multi-Factor Large Cap Portfolio from the description of how creation

Christina DiAngelo Fettig and Marianne Dobelbower
January 5, 2018

units are issued and redeemed. Please disclose how the PowerShares Multi-Factor Large Cap Portfolio's creation units are issued and redeemed.

Response: The reference excluding PowerShares Multi-Factor Large Cap Portfolio from the description of how creation units are issued and redeemed has been removed.

44.
Comment:  The last paragraph under the heading "INVESTMENT RESTRICTIONS" states that "[i]n accordance with the 1940 Act rules, each Fund (except PowerShares S&P 100® Equal Weight Portfolio, PowerShares S&P 500® Equal Weight Portfolio, PowerShares S&P 500® Pure Growth Portfolio, PowerShares S&P 500® Pure Value Portfolio and PowerShares S&P 500® Top 50 Portfolio)  has adopted a non-fundamental policy…to invest in securities suggested by such Fund's name (each, an '80% investment policy')."  The SEC staff takes the position that, for purposes of Rule 35d-1 under the 1940 Act, a fund that includes an index in its name should invest at least 80% of its assets in the components of that index.  Please explain why the Funds in the parenthetical have not adopted an 80% investment policy.

Response:  The disclosure identified by the Staff is intended to relate solely to Funds that are subject to the provisions of Rule 35d-1 under the Investment Company Act of 1940.  The Funds in the parenthetical have not adopted an 80% investment policy under Rule 35d-1 because they are not subject to that rule, but instead are subject to an independent, more strenuous alternative limitation contained in their exemptive relief.

Rule 35d-1, or the "names rule," as pertinent here, requires that registered investment companies whose names suggest investment in certain investments or industries adopt a policy of investing in normal circumstances at least 80% of value of the fund's assets in the particular investments or industries suggested by the fund's name.  The Commission made clear in Rule 35d-1's adopting release that "the term[ ] 'index' suggest[s] a focus on a particular type of investment, and investment companies that use [this] term will be subject to the 80% investment requirement of the rule."  (Investment Company Names, SEC Rel. No. IC-24828 (Jan. 17, 2001) ("Adopting Release") (n.42)).  None of the Funds appearing in the parenthetical include the term "index" in their name, however, and therefore are not subject to Rule 35d-1.

Notwithstanding the fact that the Funds in the parenthetical are not subject to Rule 35d-1, each of the Funds in the parenthetical is subject to a separate, more strenuous limitation than that found in the names rule.  In particular, each of the Funds in the parenthetical will be subject to the provisions of an ETF exemptive order that effectively mandates that each Fund invests at least 90% of its total assets in securities included in the Fund's underlying index.  We believe that this independent limitation will result in each Fund exceeding the 80% test required in the names rule.  Furthermore, each PowerShares Fund has adopted a policy to provide shareholders with at least 60 days' notice prior to any change of an Underlying Index that it tracks, which will provide shareholders with a notice of any change in the applicable ETF's investment exposure.

As a result, and absent an explicit provision in Rule 35d-1 that specifically applies to these Funds, there is no requirement to impose the lower standard found in the names rule on these Funds.  For these reasons the Funds have not adopted a separate 80% test pursuant to Rule 35d-1.

Christina DiAngelo Fettig and Marianne Dobelbower
January 5, 2018

* * *

Please do not hesitate to contact me at 202-507-5154 or, in my absence, Alan Goldberg at 312-964-3503 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

By:	/s/ Eric S. Purple
Name:	Eric S. Purple
Title:	Partner